Exhibit 99.1

BEST Inc. Announces Unaudited Second Quarter 2021 Financial Results

HANGZHOU, China, August 17, 2021 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the quarter ended June 30, 2021.

Johnny Chou, Founder, Chairman and Chief Executive Officer of BEST, commented, “In the second quarter we continued to press forward with our strategic refocusing plan and build on the encouraging signs we are seeing in network stability, service quality, and cost reduction, while adapting to the competitive industry landscape. In particular, our Express continued to make progress in unit cost reduction and witnessed significant network improvement with enhanced service quality. For Freight business, it continued its industry leading position and registered a net profit for the quarter with emphasis on our e-commerce capability. Supply Chain Management achieved profitability by serving high-margin customers and expanding cloud OFCs network supported by smart logistic management for better operating efficiency. Our Global business continued its growth momentum with parcel volume in Southeast Asia increasing 140.7% year-over-year despite a resurgence of the COVID-19 pandemic in the region.”

“Given the supportive industry regulatory environment and continued strong e-commerce growth, we are optimistic that our strategic refocusing plan will position us to deliver improved operating and financial results in the coming quarters.”

Gloria Fan, BEST’s Chief Financial Officer, commented, “In the second quarter of 2021, our revenue reached RMB7.4 billion. The slight revenue decline compared with the second quarter of 2020 was driven by lower average selling price in Express and Freight, partially offset by higher volume in both business units. Our net loss narrowed down to RMB467.5 million compared to the first quarter of 2021, benefitting from our effective cost control across business units. As part of our refocusing plan, we continued to improve our balance sheet and streamline our asset base. From beginning of the year to the date of this press release, we have completed approximately RMB1.0 billion of financing and asset conversion. In addition, we are working on a pipeline of financing and strategic initiatives to further strengthen our balance sheet. Our balance of cash and cash equivalents, restricted cash and short-term investments were RMB3.4 billion at the end of the second quarter of 2021. Our strategic refocusing plan charts a clear path for us to achieve sustainable growth and profitability in the long run.”

FINANCIAL HIGHLIGHTS(1)

For the Quarter Ended June 30, 2021:

●	Revenue was RMB7,374.7 million (US$1,142.2 million), a decrease of 5.0% year-over-year (“YoY”). The decrease was primarily due to a decrease in average selling price (“ASP”) in Express and Freight business segments, partially offset by an increase in Express and Freight volume.

●	Gross Loss was RMB144.6 million (US$22.4 million), compared to gross profit of RMB484.5 million in the same period of 2020. Gross Loss Margin was 2.0%, decreased by 8.2 percentage points (“ppts”) YoY.

●	Net Loss was RMB467.5 million (US$72.4 million), compared to a net profit of RMB42.7 million in the same period of 2020. Non-GAAP Net Loss(2)(3) was RMB435.8 million (US$67.5 million), compared to non-GAAP net income of RMB80.6 million in the same period of 2020.

●	Diluted EPS(4) was negative RMB1.19 (US$0.18), compared to positive RMB0.13 in the same period of 2020. Non-GAAP Diluted EPS(3)(4) was negative RMB1.11 (US$0.17), compared to positive RMB0.22 in the same period of 2020.

●	EBITDA(5) was negative RMB284.8 million (US$44.1 million), compared to positive RMB188.0 million in the same period of 2020. Adjusted EBITDA(3)(5) was negative RMB253.1 million (US$39.2 million), compared to positive RMB225.0 million in the same period of 2020.

BUSINESS HIGHLIGHTS(6)

BEST Express – The Company remained committed to executing its refocusing strategy to optimize product and cost structure, improve network stability, as well as enhance service quality during the second quarter. The Company believes these initiatives played positive roles in upgrading its network and expects this will be reflected in its financial metrics later this year.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(2) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(3) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4) Diluted earnings per share, or Diluted EPS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

(6) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding

In the second quarter of 2021, parcel volume increased by 1.2% YoY to 2.3 billion. Gross margin decreased by 11.0 ppts primarily due to a decline in ASP per parcel of 18.0% YoY, partially offset by a decrease in average cost per parcel of 8.5% YoY.

BEST Freight – Freight continued to strengthen its industry leadership through continued operating efficiency, networking expansion and enhanced service quality.

Freight returned to profitability at the bottom line in the second quarter of 2021. The average cost per tonne remained relatively steady YoY despite higher oil prices in the second quarter of 2021 and the absence of highway toll subsidy in the second quarter of 2021 as compared with the same period in 2020. Freight volume for this quarter increased 9.3% YoY, with e-commerce volume growth of 23.1% YoY, contributing to 19.2% of total volume.

BEST Supply Chain Management – In the second quarter of 2021, the Company continued to focus on high-margin customers, expanding its cloud OFCs network and enhancing operating efficiency. The total number of orders fulfilled by Cloud OFCs increased by 8.2% YoY to 120.5 million in the second quarter and the total number of orders fulfilled by franchised Cloud OFCs increased by 36.3% YoY to 73.1 million. The number of franchised OFCs increased by 5.8% YoY to 345 in the second quarter of 2021. Gross margin for Supply Chain Management improved to 9.0% from the 5.4% in the first quarter of 2021.

BEST Global – Global continued its fast growth momentum in Southeast Asia and has made significant margin improvement. In the second quarter of 2021, parcel volume in Southeast Asia increased by 140.7% YoY to 38.8 million, driven by 80.0% and 195.5% YoY growth in Thailand and Vietnam, respectively. Global’s gross margin improved significantly by 7.0 ppts year-over-year, benefiting from economies of scale fueled by increased market share and network expansion in the region, as well as utilization of our strong supply chain management capabilities and cross-border logistics solutions by leveraging our Express, Freight and Supply Chain Management expertise.

Others – For UCargo, as of June 30, 2021, the number of registered drivers on the UCargo mobile app increased by 53.9% YoY to 375,802. In the second quarter of 2021, the total number of transactions on the trucking brokerage platform increased by 55.1% YoY to 212,941.

Key Operational Metrics

	Three Months Ended			% Change YoY
Express Parcel Volume (in ‘000)	June 30, 2019	June 30, 2020	June 30, 2021	2020 vs 2019	2021 vs 2020
	1,906,863	2,274,585	2,300,851	19.3%	1.2%
Freight Volume (Tonne in ‘000)	1,730	2,230	2,438	28.9%	9.3%
Supply Chain Management Orders Fulfilled (in ‘000)	86,663	111,332	120,471	28.5%	8.2%
Global Parcel Volume in Southeast Asia (in ‘000)	783	16,100	38,761	1,955%	140.7%
UCargo Number of Transactions (in ‘000)	115	137	213	19.8%	55.1%

FINANCIAL RESULTS

For the Quarter Ended June 30, 2021:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	June 30, 2020		June 30, 2021
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	5,165,696	66.5%	4,281,367	663,099	58.0%	(17.1%)
Freight	1,370,862	17.7%	1,398,561	216,610	19.0%	2.0%
Supply Chain Management	509,708	6.6%	479,555	74,274	6.5%	(5.9%)
Global	192,500	2.5%	314,602	48,726	4.3%	63.4%
Others(7)	522,144	6.7%	900,613	139,487	12.2%	72.5%
Total Revenue	7,760,910	100.0%	7,374,698	1,142,196	100.0%	(5.0%)

•	Express Service Revenue decreased by 17.1% YoY to RMB4,281.4 million (US$663.1 million) from RMB5,165.7 million, primarily due to an 18.0% YoY decrease in ASP per parcel, partially offset by a 1.2% YoY increase in parcel volume. The decrease in ASP per parcel was primarily attributable to competitive market dynamics.

•	Freight Service Revenue increased by 2.0% YoY to RMB1,398.6 million (US$216.6 million) from RMB1,370.9 million, primarily due to a 9.3% YoY increase in freight volume, partially offset by a 6.5% YoY decrease in ASP per tonne.

•	Supply Chain Management Service Revenue decreased by 5.9% YoY to RMB479.6 million (US$74.3 million) from RMB509.7 million, primarily due to discontinuation of service to certain low-margin legacy customers, partially offset by an 8.2% YoY increase in the total number of orders fulfilled by Cloud OFCs.

•	Global Service Revenue increased by 63.4% YoY to RMB314.6 million (US$48.7 million) from RMB192.5 million, primarily due to strong growth in parcel volumes in Southeast Asia.

•	Others Services Revenue increased by 72.5% YoY to RMB900.6 million (US$139.5 million) from RMB522.1 million, primarily due to a strong increase in total number of transactions of UCargo business.

(7) “Others” Segment represents UCargo and Capital business units.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended					% of
	June 30, 2020		June 30, 2021			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(4,874,191)	94.4%	(4,512,211)	(698,852)	105.4%	11.0ppts
Freight	(1,242,847)	90.7%	(1,365,578)	(211,501)	97.6%	6.9ppts
Supply Chain Management	(460,298)	90.3%	(436,530)	(67,610)	91.0%	0.7ppts
Global	(214,540)	111.4%	(328,597)	(50,893)	104.4%	(7.0ppts)
Others	(484,491)	92.8%	(876,401)	(135,737)	97.3%	4.5ppts
Total Cost of Revenue	(7,276,367)	93.8%	(7,519,317)	(1,164,593)	102.0%	8.2ppts

Cost of Revenue was RMB7,519.3 million (US$1,164.6 million) or 102.0% of revenue in the second quarter of 2021, compared to RMB7,276.4 million or 93.8% of revenue in the same quarter of 2020. The increase of 8.2 ppts in cost of revenue as a percentage of revenue was primarily attributable to a steeper decrease in ASP than unit cost for Express and Freight business units.

Table 3 – Breakdown of Average Cost Per Parcel and Average Cost Per Tonne

	Three Months Ended		% Change
(in RMB)	June 30, 2020	June 30, 2021	YoY
Express:
Average Cost Per Parcel	2.14	1.96	(8.5%)
Average Transportation Cost Per Parcel	0.57	0.54	(5.3%)
Average Labor Cost Per Parcel	0.21	0.19	(9.5%)
Average Lease Cost Per Parcel	0.08	0.10	25.0%
Average Other Cost Per Parcel	0.08	0.06	(25.0%)
Average Last-mile Cost Per Parcel	1.20	1.07	(10.8%)
Freight:
Average Cost Per Tonne	557.4	560.1	0.5%

Gross Loss was RMB144.6 million (US$22.4 million) in the second quarter of 2021, compared to gross profit of RMB484.5 million in the same period of 2020. Gross Loss Margin was 2.0%.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 4 – Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	June 30, 2020		June 30, 2021
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% of Revenue Change YoY
Selling, General and Administrative Expenses	(403,848)	5.2%	(458,650)	(71,036)	6.2%	1.0ppts
Adjusted for SBC Expenses	(33,865)	0.4%	(29,309)	(4,539)	0.4%	0.0ppts
Adjusted Selling, General and Administrative Expenses	(369,983)	4.8%	(429,341)	(66,497)	5.8%	1.0ppts
Research and Development Expenses	(42,002)	0.5%	(60,952)	(9,440)	0.8%	0.3ppts
Adjusted for SBC Expenses	(2,489)	0.0%	(2,167)	(336)	0.0%	0.0ppts
Adjusted Research and Development Expenses	(39,513)	0.5%	(58,785)	(9,104)	0.8%	0.3ppts
Total Operating Expenses	(445,850)	5.7%	(519,602)	(80,476)	7.0%	1.3ppts
Adjusted for SBC Expenses	(36,354)	0.4%	(31,476)	(4,875)	0.4%	0.0ppts
Adjusted Total Operating Expenses	(409,496)	5.3%	(488,126)	(75,601)	6.6%	1.3ppts

Selling, General and Administrative (“SG&A”) Expenses were RMB458.7 million (US$71.0 million) or 6.2% of revenue in the second quarter of 2021, compared to RMB403.8 million or 5.2% of revenue in the same quarter of 2020. The increase in SG&A expenses was primarily attributable to additional bad debt provision resulted from the pandemic and absence of certain COVID-19 pandemic related subsidies that were available in 2020.

Research and Development (“R&D”) Expenses were RMB61.0 million (US$9.4 million) or 0.8% of revenue in the second quarter of 2021, compared to RMB42.0 million, or 0.5% of revenue in the same quarter of 2020.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above in the second quarter of 2021 were RMB31.7 million (US$4.9 million), compared to RMB37.0 million in the same quarter of 2020. In the second quarter of 2021, RMB0.2 million (US$0.04 million) was allocated to cost of revenue, RMB1.6 million (US$0.2 million) was allocated to selling expenses, RMB27.7 million (US$4.3 million) was allocated to general and administrative expenses, and RMB2.2 million (US$0.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss

Net Loss in the second quarter of 2021 was RMB467.5 million (US$72.4 million), compared to a net income of RMB42.7 million in the same period of 2020. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), Non-GAAP Net Loss in the second quarter of 2021 was RMB435.8 million (US$67.5 million), compared to non-GAAP net income of RMB80.6 million in the same period of 2020.

The following table sets forth a breakdown of non-GAAP net (loss)/income for the three months ended June 30, 2021 by segment.

Table 5 – Breakdown of non-GAAP Net (Loss)/Income by Segment

	Three Months Ended June 30, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(8)	Total
Non-GAAP Net (Loss)/Income	(325,971)	18,922	12,355	(52,951)	(9,486)	(78,628)	(435,759)

Diluted EPS and Non-GAAP Diluted EPS

Diluted EPS in the second quarter of 2021 was negative RMB1.19 (US$0.18), based on a weighted average of 388.1 million diluted shares outstanding during the quarter. This is compared to positive RMB0.13 on a weighted average of 389.3 million diluted shares outstanding in the same period of 2020. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), Non-GAAP Diluted EPS in the second quarter of 2021 was negative RMB1.11 (US$0.17), compared to positive RMB0.22 in the same period of 2020. A reconciliation of non-GAAP diluted EPS to diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA in the second quarter of 2021 was negative RMB253.1 million (US$39.2 million), compared to positive RMB225.0 million in same quarter of 2020. Adjusted EBITDA Margin was negative 3.4% in the second quarter of 2021, compared to positive 2.9% in the same quarter of 2020.

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended June 30, 2021 by segment.

Table 6 – Breakdown of Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Three Months Ended June 30, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(9)	Total
Adjusted EBITDA	(215,641)	36,631	22,382	(47,275)	(8,339)	(40,813)	(253,055)
Adjusted EBITDA Margin	(5.0%)	2.6%	4.7%	(15.0%)	(0.9%)	-	(3.4%)

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of June 30, 2021, cash and cash equivalents, restricted cash and short-term investments were RMB3,413.3 million (US$528.6 million), compared to RMB3,976.8 million as of March

(8) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(9) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

31, 2021. The decrease in cash and cash equivalents, restricted cash and short-term investments was primarily due to net cash used in financing activities.

Net Cash Used in Operating Activities

Net cash used in continuing operating activities was RMB127.5 million (US$19.7 million), compared to net cash generated from continuing operating activities of RMB754.3 million in the same period of 2020, mainly due to decreased ASP for Express and Freight business segments.

Capital Expenditures (“CAPEX”)

CAPEX was RMB174.5 million (US$27.0 million), or 2.4% of total revenue in the second quarter ended June 30, 2021, compared to CAPEX of RMB424.1 million, or 5.5% of total revenue, in the same period of 2020.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 388.6 million ordinary shares outstanding(10). Each American Depositary Share represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current market conditions and operations, the Company expects its revenue for the full fiscal year of 2021 to be between RMB28 billion and RMB32 billion. This forecast reflects management's current and preliminary expectation, which is subject to change.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 9:00 pm U.S. Eastern Time on August 17, 2021 (9:00 am Beijing Time on August 18, 2021), to discuss its financial results and operating performance for the second quarter of 2021.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 3907495

(10) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

A replay of the conference call will be accessible through August 24, 2021 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10159351

Please visit the Company's investor relations website, located at http://ir.best-inc.com/, to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST 's ability to maintain and enhance its ecosystem; BEST 's ability to compete effectively; BEST 's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/income margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2021		2020		2021
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Express	5,165,696	4,281,367	663,099	8,541,308	7,994,447	1,238,182
Freight	1,370,862	1,398,561	216,610	2,058,109	2,573,054	398,515
Supply Chain Management	509,708	479,555	74,274	917,300	927,216	143,607
Global	192,500	314,602	48,726	308,288	565,024	87,511
Others	522,144	900,613	139,487	938,526	1,811,596	280,580
Total Revenue	7,760,910	7,374,698	1,142,196	12,763,531	13,871,337	2,148,395
Cost of Revenue
Express	(4,874,191)	(4,512,211)	(698,852)	(8,365,512)	(8,470,338)	(1,311,888)
Freight	(1,242,847)	(1,365,578)	(211,501)	(2,059,282)	(2,539,508)	(393,320)
Supply Chain Management	(460,298)	(436,530)	(67,610)	(864,744)	(860,036)	(133,203)
Global	(214,540)	(328,597)	(50,893)	(362,858)	(593,699)	(91,952)
Others	(484,491)	(876,401)	(135,737)	(864,587)	(1,745,730)	(270,379)
Total Cost of Revenue	(7,276,367)	(7,519,317)	(1,164,593)	(12,516,983)	(14,209,311)	(2,200,742)
Gross Profit/(Loss)	484,543	(144,619)	(22,397)	246,548	(337,974)	(52,347)
Selling Expenses	(114,037)	(114,242)	(17,694)	(232,152)	(221,447)	(34,298)
General and Administrative Expenses	(289,811)	(344,408)	(53,342)	(555,803)	(653,638)	(101,236)
Research and Development Expenses	(42,002)	(60,952)	(9,440)	(92,694)	(114,639)	(17,755)
Total Operating Expenses	(445,850)	(519,602)	(80,476)	(880,649)	(989,724)	(153,289)
Income/(Loss) from Operations	38,693	(664,221)	(102,873)	(634,101)	(1,327,698)	(205,636)
Interest Income	18,415	16,670	2,582	40,000	33,548	5,196
Interest Expense	(41,379)	(48,165)	(7,460)	(74,551)	(94,172)	(14,585)
Foreign Exchange (Loss)/Gain	(148)	(1,228)	(190)	242	(428)	(66)
Other Income	36,426	237,107	36,723	69,219	346,551	53,674
Other Expense	(4,972)	(10,258)	(1,589)	(16,082)	(28,075)	(4,348)
Income/(Loss) before Income Tax and Share of Net Loss of Equity Investees	47,035	(470,095)	(72,807)	(615,273)	(1,070,274)	(165,765)
Income Tax Expense	(4,324)	2,643	409	(8,859)	(1,647)	(255)
Income/(Loss) before Share of Net loss of Equity Investees	42,711	(467,452)	(72,398)	(624,132)	(1,071,921)	(166,020)
Share of Net Loss of Equity Investees	(44)	(42)	(7)	(74)	(42)	(7)
Net Income/(Loss) from continuing operations	42,667	(467,494)	(72,405)	(624,206)	(1,071,963)	(166,027)
Net (loss)/income from discontinued operations	(73,566)	1,007	157	(157,445)	(12,829)	(1,987)
Net Loss	(30,899)	(466,487)	(72,248)	(781,651)	(1,084,792)	(168,014)
Net Loss from continuing operations attributable to non-controlling interests	(6,571)	(5,519)	(855)	(14,431)	(10,929)	(1,693)
Net Loss attributable to BEST Inc.	(24,328)	(460,968)	(71,393)	(767,220)	(1,073,863)	(166,321)

Summary of Unaudited Condensed Consolidated Balance Sheets
(In Thousands)

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,383,317	908,434	140,699
Restricted Cash	2,102,426	1,999,204	309,637
Accounts and Notes Receivables	983,601	967,940	149,915
Inventories	44,133	39,182	6,069
Prepayments and Other Current Assets	3,304,670	3,306,158	512,058
Short-term Investments	268,647	739	114
Amounts Due from Related Parties	274,395	183,132	28,364
Lease Rental Receivables	497,127	492,639	76,300
Assets held for sale	509,395	483,011	74,809
Total Current Assets	9,367,711	8,380,439	1,297,965
Non-current Assets
Property and Equipment, Net	4,079,235	4,442,944	688,124
Intangible Assets, Net	12,198	12,203	1,890
Long-term Investments	221,426	202,603	31,379
Goodwill	295,758	295,758	45,807
Non-current Deposits	129,645	120,548	18,671
Other Non-current Assets	543,949	307,778	47,669
Restricted Cash	709,848	504,895	78,198
Lease Rental Receivables	647,678	457,668	70,884
Operating Lease Right-of-use Assets	3,863,375	3,661,110	567,034
Total non-current Assets	10,503,112	10,005,507	1,549,656
Total Assets	19,870,823	18,385,946	2,847,621
Liabilities and Shareholders’ Equity
Current Liabilities
Securitization Debt	95,149	281,516	43,601
Short-term Bank Loans	3,082,537	2,302,392	356,595
Accounts and Notes Payable	4,144,948	4,219,851	653,572
Income Tax Payable	14,550	1,806	280
Customer Advances and Deposits and Deferred Revenue	1,526,051	1,349,832	209,062
Accrued Expenses and Other Liabilities	2,507,917	2,680,687	415,185
Financing Lease Liabilities	1,581	1,368	212
Operating Lease Liabilities	1,032,461	1,125,800	174,364
Amounts Due to Related Parties	35,623	6,525	1,011
Liabilities held for sale	193,432	187,818	29,089
Total Current Liabilities	12,634,249	12,157,595	1,882,971

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)
(In Thousands)

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	US$
Non-current Liabilities
Convertible senior notes held by related parties	1,617,846	1,605,562	248,670
Secured Borrowings	-	106,450	16,487
Convertible Senior Notes held by third parties	642,121	638,794	98,937
Operating Lease Liabilities	2,995,173	2,781,791	430,845
Financing Lease Liabilities	2,698	2,050	318
Other Non-current Liabilities	175,584	136,916	21,206
Long-term Bank Loans	78,548	76,456	11,842
Total Non-current Liabilities	5,511,970	5,348,019	828,305
Total Liabilities	18,146,219	17,505,614	2,711,276
Mezzanine Equity:
Convertible Non-controlling Interests	-	191,865	29,716
Total mezzanine equity	-	191,865	29,716
Shareholders’ Equity
Ordinary Shares	25,988	25,988	4,025
Treasury Shares	(211,352)	(139,460)	(21,600)
Additional Paid-In Capital	19,487,232	19,473,666	3,016,087
Statutory reserves	8,038	6,982	1,081
Accumulated Deficit	(17,710,964)	(18,783,771) (11)	(2,909,236)
Accumulated Other Comprehensive Income	151,677	140,744	21,798
BEST Inc. Shareholders’ Equity	1,750,619	724,149	112,155
Non-controlling Interests	(26,015)	(35,682)	(5,526)
Total Shareholders’ Equity	1,724,604	688,467	106,629
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	19,870,823	18,385,946	2,847,621

(11) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB9,289,964

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from/(used in) continuing operating activities	754,261	(127,506)	(19,748)	(476,664)	(691,154)	(107,047)
Net cash (used in)/generated from discontinued operating activities	(31,655)	35,914	5,562	(94,243)	(58,389)	(9,043)
Net cash generated from/(used in) operating activities	722,606	(91,592)	(14,186)	(570,907)	(749,543)	(116,090)
Net cash (used in)/generated from continuing investing activities	(282,923)	325,541	50,420	(168,766)	348,370	53,956
Net cash used in discontinued Investing activities	(161)	(184)	(28)	(401)	(217)	(34)
Net cash (used in) /generated from investing activities	(283,084)	325,357	50,392	(169,167)	348,153	53,922
Net cash generated from/(used in) continuing financing activities	757,081	(271,861)	(42,106)	1,512,066	(77,914)	(12,067)
Net cash generated from/(used in) discontinued financing activities	5,000	(187,500)	(29,040)	(145,000)	(280,000)	(43,366)
Net cash generated from /(used in) financing activities	762,081	(459,361)	(71,146)	1,367,066	(357,914)	(55,433)
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	1,023	(37,131)	(5,751)	25,189	(30,415)	(4,711)
Net Increase/(decrease) in Cash and Cash Equivalents, and Restricted Cash	1,202,626	(262,727)	(40,691)	652,181	(789,719)	(122,312)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	3,406,770	3,682,129	570,289	3,957,215	4,209,121	651,910
Cash and Cash Equivalents, and Restricted Cash at End of Period	4,609,396	3,419,402	529,598	4,609,396	3,419,402	529,598
Less: Cash and Cash Equivalents, and Restricted Cash held for sales at end of the Period	12,658	6,869	1,064	12,658	6,869	1,064
Cash and Cash Equivalents, and Restricted Cash from continuing operations at End of Period	4,596,738	3,412,533	528,534	4,596,738	3,412,533	528,534

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net (loss)/income to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 7 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended June 30, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(12)	Total
Net (Loss)/Income	(327,713)	15,910	10,027	(55,271)	(10,153)	(100,294)	(467,494)
Add:
Depreciation & Amortization	110,330	17,709	9,812	5,655	4,021	6,325	153,852
Interest Expense	-	-	-	-	-	48,165	48,165
Income Tax Expense/(Benefit)	-	-	215	21	(2,874)	(5)	(2,643)
Subtract:
Interest Income	-	-	-	-	-	(16,670)	(16,670)
EBITDA	(217,383)	33,619	20,054	(49,595)	(9,006)	(62,479)	(284,790)
Add:
Share-based Compensation Expenses	1,742	3,012	2,328	2,320	667	21,666	31,735
Adjusted EBITDA	(215,641)	36,631	22,382	(47,275)	(8,339)	(40,813)	(253,055)
Adjusted EBITDA Margin	(5.0%)	2.6%	4.7%	(15.0%)	(0.9%)	-	(3.4%)

	Three Months Ended June 30, 2020
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(13)	Total
Net Income/(Loss)	127,416	63,866	(7,966)	(53,899)	(13,937)	(72,813)	42,667
Add:
Depreciation & Amortization	79,308	15,135	10,936	4,151	513	7,963	118,006
Interest Expense	-	-	-	-	-	41,379	41,379
Income Tax Expense/(Benefit)	1,236	-	(96)	(281)	3,465	-	4,324
Subtract:
Interest Income	-	-	-	-	-	(18,415)	(18,415)
EBITDA	207,960	79,001	2,874	(50,029)	(9,959)	(41,886)	187,961
Add:
Share-based Compensation Expenses	4,399	2,721	2,835	2,224	1,035	23,822	37,036
Adjusted EBITDA	212,359	81,722	5,709	(47,805)	(8,924)	(18,064)	224,997
Adjusted EBITDA Margin	4.1%	6.0%	1.1%	(24.8%)	(1.7%)	-	2.9%

(12) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(13) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s net (loss)/income to non-GAAP net (loss)/income, non-GAAP net (loss)/income margin for the periods indicated:

Table 8 – Reconciliation of Non-GAAP Net (Loss)/Income and Non-GAAP Net (Loss)/Income Margin

	Three Months Ended June 30, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(14)	Total
Net (Loss)/Income	(327,713)	15,910	10,027	(55,271)	(10,153)	(100,294)	(467,494)
Add:
Share-based Compensation Expenses	1,742	3,012	2,328	2,320	667	21,666	31,735
Non-GAAP Net (Loss)/Income	(325,971)	18,922	12,355	(52,951)	(9,486)	(78,628)	(435,759)
Non-GAAP Net (Loss)/Income Margin	(7.6%)	1.4%	2.6%	(16.8%)	(1.1%)	-	(5.9%)

	Three Months Ended June 30, 2020
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(15)	Total
Net Income/(Loss)	127,416	63,866	(7,966)	(53,899)	(13,937)	(72,813)	42,667
Add:
Share-based Compensation Expenses	4,399	2,721	2,835	2,224	1,035	23,822	37,036
Amortization of Intangible Assets Resulting from Business	-	-	-	940	-	-	940
Non-GAAP Net Income/(Loss)	131,815	66,587	(5,131)	(50,735)	(12,902)	(48,991)	80,643
Non-GAAP Net Income/(Loss) Margin	2.6%	4.9%	(1.0%)	(26.4%)	(2.5%)	-	1.0%

(14) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(15) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s Diluted EPS to non-GAAP Diluted EPS for the periods indicated:

Table 9 – Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended June 30,		Six Months Ended June 30,
	2021		2021
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(461,975)	(71,550)	(1,061,034)	(164,334)
Add:
Share-based Compensation Expenses	31,735	4,916	60,700	9,402
Subtract:
Gain from appreciation of investments	-	-	(5,562)	(861)
Non-GAAP Net Loss Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	(430,240)	(66,634)	(1,005,896)	(155,793)
Weighted Average Diluted Shares Outstanding During the Period
Diluted	388,060,785	388,060,785	387,438,822	387,438,822
Diluted (Non-GAAP)	388,060,785	388,060,785	387,438,822	387,438,822
Diluted EPS	(1.19)	(0.18)	(2.74)	(0.42)
Add:
Non-GAAP adjustment to net loss per share	0.08	0.01	0.14	0.02
Non-GAAP Diluted EPS	(1.11)	(0.17)	(2.60)	(0.40)